CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

(Rule 13d-101)
Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

Crow Technologies 1977 Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.25 per share
(Title of Class of Securities)

M-26744-10-8
(CUSIP Number)

Zvi Fisher, Adv.
Cohen Lahat & Co.
28 Bezalel Street, Ramat Gan 52521, Israel
972-3-611-0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2004; August 2, 2004
(Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shmuel Melman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,443,114
	8	SHARED VOTING POWER 3,126,371 [see note at Item 5 below]
	9	SOLE DISPOSITIVE POWER 1,443,114
	10	SHARED DISPOSITIVE POWER 1,443,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,126,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 3 of 9 Pages

The Statement on Schedule 13D/A, dated April 21, 2004, which was filed on behalf of Mr. Shmuel Melman with regards to his beneficial ownership of ordinary shares, NIS 0.25 par value each, of Crow Technologies 1977 Ltd., a corporation incorporated under the laws of the State of Israel, is hereby amended and restated to reflect the reporting person’s status as of the date hereof, as set forth below.

Item 1.	Security and Issuer.

(a)	Issuer: Crow Technologies 1977 Ltd. (“Crow”).

(b)	Shares: Ordinary Shares (the “Shares”), par value NIS 0.25 per share.

(c)	Address: 57 Hamelacha Street, Holon, Israel.

Item 2.	Identity and Background.

(a)	Shareholder: Mr. Shmuel Melman.

(b)	Address: 64 Pinkas Street Tel-Aviv.

(c)	Occupation: Director and CEO.

(d)	During the last five years, Mr. Melman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Melman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Israeli

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds. US$191,000.

Item 4.	Purpose of Transaction.

The transaction reported herein in Schedule I was consummated for investment purposes.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 4 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D/A, there are 4,372,275 Shares outstanding.

(b)	Mr. Melman directly holds 1,443,114 of the Shares, constituting 33.0% of our outstanding share capital. In addition, Mr. Melman is a party to a shareholders’ agreement with Sender Holdings Inc., Mr. Silver (the controlling shareholder of Sender Holdings) and Mr. Eilenberg (through a trustee, Mr. Asher Barak), which regulates the parties’ vote with respect to the election of directors and provides for certain rights of first refusal in connection with the Shares. Sender Holdings Inc. directly holds 397,352 of Crow’s Shares, constituting 9% of Crow’s outstanding share capital, Mr. Silver directly holds 219,239 of Crow’s Shares, constituting 5% of Crow’s outstanding share capital, and Mr. Eilenberg (through a trustee, Mr. Barak) directly holds 1,066,666 Shares, constituting 24.4% of our outstanding share capital.

(c)	According to subsections (b) above, Mr. Melman may be deemed the beneficial owner of a total of 3,126,371 Shares which are 71.5% of the outstanding Shares of Crow.

(d)	Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares beneficially owned by Mr. Melman.

Note: The total of 3,126,371 Shares mentioned above was calculated based on the holdings of the abovementioned three other shareholders of Crow (Sender Holdings Inc., Mr. Silver and Mr. Eilenberg (through a trustee, Mr. Barak)), which are known to Mr. Melman, and did not take into consideration any additional Shares which may be beneficially owned by such three shareholders of Crow, of which Mr. Melman has no knowledge.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

1)	The shareholders agreement mentioned in Item 5(b) above.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Melman and any person with respect to any securities of Crow, including but not limited to transfer or voting of any of the securities of Crow, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The Reporting Person attaches to this Schedule 13D/A, as Exhibit A, the following agreement:

1.	The translation from the Hebrew language of the shareholders agreement mentioned in Item 5(b) above.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 5 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2004

BY: /S/ Shmuel Melman —————————————— Shmuel Melman

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 6 of 9 Pages

Schedule I

SCHEDULE OF ACQUISITIONS

        Further to the statement on Schedule 13D/A, dated April 21, 2004, which was filed on behalf of Mr. Shmuel Melman:

1.	On August 2, 2004 Mr. Melman purchased 50,000 Shares on the market for the amount of US$191,000.

2.	In addition, on July 8, 2004 the shareholders agreement mentioned in Item 5(b) above was executed.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 7 of 9 Pages

Exhibit A

The translation from the Hebrew language of the shareholders agreement mentioned in Item 5(b) above:

Agreement

Made and executed on the 8th day of the month of July, 2004

By and Among:	Sender Holdings Inc. By the signatories on its behalf (Hereinafter: "Sender")	The First Party

And:	Shmuel Melman, I.D. 051198133 (Hereinafter: "Melman")	The Second Party

And:	Asher Barak, Adv. in trust for Jacob Eilenberg, Passport No. ______ (Hereinafter: "Jacob")	The Third Party

And:	Abram J. Silver, Passport No. 152946768 (Hereinafter: "Silver")	The Forth Party

WHEREAS	Sender, Melman and Jacob (by Asher Barak, Adv. in trust) executed among them on 11.8.2003 an agreement (hereinafter : "The First Agreement") in connection with their holdings in Crow Technologies 1977 Ltd. (hereinafter: "Crow"); and

WHEREAS	Silver is interested in joining as a party to The First Agreement, and Sender, Melman and Jacob consent to his joinder; and

WHEREAS	on the date of execution of this agreement Melman holds a total amount of 1,393,114 ordinary shares of Crow; and Sender holds a total amount of 397,352 ordinary shares of Crow; and Jacob holds a total amount of 1,066,666 ordinary shares of Crow; and Silver holds a total amount of 219,239 ordinary shares of Crow;

THEREFORE IT WAS CONDITIONED AND AGREED AMONG THE PARTIES AS FOLLOWS:

1.	The preamble to this agreement constitutes an integral part hereof.

2.	There will be no effect to any change, amendment, omission or addition to this agreement, unless they are made in writing and executed by all the parties.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 8 of 9 Pages

3.	This agreement shall become effective immediately upon its execution and shall replace The First Agreement, such that concurrently with the execution of this agreement – The First Agreement shall expire.

4.	The parties agree that the five (5) directors on their behalf in Crow’s board of directors shall be appointed as follows:

4.1.	Sender, Jacob and Silver undertake to vote, at any general meeting of Crow on which agenda there shall be an appointment of directors in Crow, all of Crow’s shares that shall be held by them on that date (accumulatively), for the appointment of the director(s) (up to two directors) whose details and identity shall be delivered to Sender and/or Jacob and/or Asher Barak, Adv. and/or Silver – in writing – by Melman, prior to that meeting.

4.2.	Melman undertakes to vote, at any general meeting of Crow on which agenda there shall be an appointment of director(s) in Crow, all of Crow’s shares that shall be held by him on that date, for the appointment of the director(s) (up to two directors) whose details and identity shall be delivered to him prior to that meeting in a written notice signed by Sender, Jacob and Silver.

4.3.	The parties undertake to vote, at any general meeting of Crow on which agenda there shall be an appointment of director(s) in Crow, all of Crow’s shares that shall be held by them on that date, for the appointment of a fifth director for Crow (in addition to the four directors mentioned in sections 4.1, 4.2), whose details and identity shall be agreed in writing between Melman on one hand and Sender and/or Jacob on the other hand, provided that such agreement shall be reached prior to the meeting. In the event that no such agreement shall be reached prior to the meeting then, at that meeting, the parties shall not vote for the appointment of an additional director on their behalf (the fifth director).

5.	It is agreed that in any event in which Sender and/or Jacob and/or Silver shall desire to sell to any third party shares of Crow that are held by any of them (any of them who would like to sell Crow’s shares shall be collectively referred to hereinafter as: the “Sellers”) then Melman shall have a right of first refusal to purchase the entire amount of such shares under the same terms in which the sale should be made to that third party (hereinafter: the “Expected Transaction”). If Melman shall waive the right of first refusal, he shall have the right to join such sale to a third party (TAG ALONG) and to sell – as part of the Expected Transaction and under its terms – shares of Crow in such an amount that the ratio between it and the total amount of shares of Crow to be sold by the Sellers as part of the Expected Transaction shall be equal to the ratio between Melman’s total holdings in Crow on that date and the Sellers’ total holdings in Crow on that date.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 9 of 9 Pages

It is further agreed that in any event that Melman shall desire to sell to any third party shares of Crow that are held by him then Sender and/or Jacob and/or Silver shall have a right of first refusal to purchase the entire amount of such shares (proportionately between them, in accordance with their relative holdings in Crow on that date) under the same terms in which the sale should be made to that third party (hereinafter: the “Relevant Transaction”). If Sender, Jacob and Silver (hereinafter: the “Rights Holders”) shall waive the right of first refusal, then they shall have the right to join such sale to a third party (TAG ALONG) and to sell – as part of the Relevant Transaction and under its terms – shares of Crow in such an amount that the ratio between it and the total amount of shares of Crow to be sold by Melman as part of the Relevant Transaction shall be equal to the ratio between the Rights Holders’ total holdings in Crow on that date and Melman’s total holdings in Crow on that date.

The provisions of this section shall not apply to – (1) transfers of shares by Sender and/or Silver and/or Eilenberg in an accumulated amount per year, commencing from the date of this agreement, not exceeding in each year – for all three of them together –1% of the issued and paid-for share capital of Crow; (2) transfers of shares by Melman in an accumulated amount per year, commencing from the date of this agreement, not exceeding in each year 1% of the issued and paid-for share capital of Crow; (3) transfers of any of the parties to this agreement to a first degree family member and/or to a controlled company and/or transfers from a trustee to a beneficiary.

6.	Notwithstanding anything contained in this agreement, each of Sender, Melman, Silver and Jacob undertakes – on its behalf, toward the others – not to sell shares of Crow held by it to any third party which directly and/or indirectly competes with Crow and/or with any of the companies held by Crow.

7.	This agreement shall expire in any event in which Melman shall hold less than 10% (ten percent) of the voting rights in Crow, and/or that Sender together with Jacob and together with Silver shall hold, together and accumulatively, less than 10% (ten percent) of the voting rights in Crow.

8.	It is agreed between the parties that their obligations and/or rights under this agreement, shall not be transferred and shall not be assigned, in whole or in part, without receiving the consent of the other parties to this agreement to such transfer or assignment, in advance and in writing.

9.	Each party undertakes to act in good faith in its performance and in its undertakings under this agreement in a manner that shall fulfill all the intentions of the agreement.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

———————————— Sender	———————————— Melman	———————————— Jacob (By Asher Barak, Adv. in trust)	———————————— Silver